Via Facsimile and U.S. Mail
Mail Stop 4720

December 8, 2009

Robert A. Waegelein
Chief Financial Officer
Universal American Corp.
Six International Drive, Suite 190
Rye Brook, NY 10573

     Re: **Universal American Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Definitive Proxy Statement
               File Number: 001-08506

Dear Mr. Waegelein:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Jeffrey Riedler
          Assistant Director